SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Schedule 13D**

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Fremont General Corporation
(Name of Issuer)

Common Stock, $1.00 Par Value
(Title of Class of Securities)

357288109
(Cusip Number)

Brandon Teague
301 Commerce Street, Suite 3200
Fort Worth, Texas 76102
(817) 332-9500
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 23, 2007
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [  ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

**The total number of shares of stock reported herein is 6,500,000, which constitutes approximately 8.2% of the total number of shares outstanding.  All ownership percentages set forth herein assume that there are 79,630,085 shares outstanding.

1.     Name of Reporting Person:

           Amalgamated Gadget, L.P.

2.     Check the Appropriate Box if a Member of a Group:

            (a) /   /

            (b) /   /

3.     SEC Use Only

4.     Source of Funds: OO (See Item 3)

5.     Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

          /   /

6.     Citizenship or Place of Organization: Texas

                         7.     Sole Voting Power:  6,500,000 (1)
Number of
Shares
Beneficially      8.     Shared Voting Power:  -0-
Owned By
Each
Reporting         9.     Sole Dispositive Power:  6,500,000 (1)
Person
With
                        10.     Shared Dispositive Power:  -0-

11.     Aggregate Amount Beneficially Owned by Each Reporting Person:

           6,500,000

12.     Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

            /   /

13.     Percent of Class Represented by Amount in Row (11): 8.2%

14.     Type of Reporting Person: PN
--------------
(1)    The shares were purchased by Amalgamated Gadget, L.P. for and on behalf of R2 Investments, LDC ("R2") pursuant to an Investment Management Agreement.  Pursuant to such Agreement, Amalgamated Gadget, L.P. has sole voting and dispositive power over the shares and R2 has no beneficial ownership of such shares.

     Pursuant to Rule 13d-2(a) of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Act"), the undersigned hereby amend their Schedule 13D Statement dated October 16, 2007 (the "Schedule 13D"), relating to the Common Stock (the "Stock") of Fremont General Corporation (the "Issuer").  Unless otherwise indicated, all defined terms used herein shall have the same meanings as those set forth in the Schedule 13D.

Item 4.          PURPOSE OF TRANSACTION

     Item 4 is hereby amended by adding at the end thereof the following:

     On October 23, 2007, the Reporting Person sent another letter to the Issuer.  Thereafter, the Reporting Person has had several brief telephone conversations with current management of the Issuer, and these conversations, in the view of the Reporting Person, reflect a willingness of the Issuer to acknowledge shareholder concerns in light of the recent developments outlined in the Issuer's Form 8-K filed on October 23, 2007. The Reporting Person hopes that this open-mindedness continues in the future. The text of the letter is as follows:

     Thank you for having your lawyers forward to us a revised draft confidentiality and standstill agreement for our review.

     Unfortunately, in addition to mostly customary confidentiality provisions, your lawyers' revised draft still contains a truly over-the-top and unnecessary standstill provision that we simply cannot agree to. In fact, your standstill provision is the most unreasonable that we have ever seen and, as applied to a stockholder that already owns approximately 8.2% of your outstanding shares, does not even make sense: we've already filed a Schedule 13D (which your language fails to acknowledge); we've already stated an intention to influence management (which your language prohibits); and as at least your lawyers must surely know, we would already be required by the very specific requirements of Schedule 13D to file the standstill letter publicly (which your language also prohibits).

     We would, however, be willing to agree to a trading restriction for 90 days and of course all of the confidentiality provisions. We believe that this restriction would reasonably and fairly address your evident concerns about our securities trading going forward.  We would like to ask that you talk to your lawyers and request they take a more realistic approach to this agreement with us.

     In addition, to address any concerns that you may have about our ability to help resolve management issues at Fremont, we have recently engaged Nicholas Krsnich, former Chief Investment Officer of Countrywide Financial as well as Chief Financial Officer and Board Member of Countrywide's bank subsidiary. Nick will shortly be an employee of the Q family of funds, and we anticipate his playing an active role through the due diligence process and with the bank going forward if our bid should prevail. Nick's expertise will also be very useful in achieving the highest value for the mortgage securities remaining on the balance sheet.

     We are willing to sign your confidentiality agreement and subject ourselves to trading restrictions that are customary for this type of situation because we strongly believe that we can propose a deal that will be the foundation for the future success of Fremont General. But signing an agreement that will greatly limit our ability to pursue a partnership between our firm and Fremont General is unacceptable and contradicts your stated goal of finding the best deal for shareholders. We ask for a quick resolution of this issue so we can promptly begin our work on developing the best deal for Fremont and its shareholders.

     Except as set forth in this Item 4, the Reporting Person has no present plans or proposals that relate to or that would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D under the Act.  In addition, the Reporting Person has seen the Issuer's Form 8-K filed on October 23, 2007 after the above-described letter was sent, and is currently reviewing its options in light of the new developments disclosed therein.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     DATED: October 25, 2007

AMALGAMATED GADGET, L.P. By: Scepter Holdings, Inc., its general partner By: /s/ Brandon Teague Brandon Teague, Director of Trading